Exhibit 99.m.1

Columbia Acorn Trust
Amended and Restated Rule 12b-1 Distribution Plan

Columbia Acorn Trust (the Trust) hereby adopts the following distribution plan (the Plan) pursuant to Rule 12b-1 (the Rule) under the Investment Company Act of 1940 (the Act) on behalf of each Fund in the Trust designated in Appendix I, for the purpose of providing personal service and/or the maintenance of shareholder accounts and to facilitate the distribution of shares of the Funds.  This Plan applies only to the Class A, Class B or Class C shares of each Fund.

I.                                         Plan Applying to Class A, B and C Shares

Each Fund having Class A, B, or C shares shall pay a service fee at the annual rate of 0.25% of the net assets of its Class A, B, or C shares, and a distribution fee at the annual rate of 0.50% of the average daily net assets of its Class B shares and 0.75 % of the average daily net assets of its Class C shares.  Amounts payable under this paragraph are subject to any limitations on such amounts prescribed by applicable laws or rules.

II.                                     Payments of Fees Under the Plan

Each Fund shall make all payments of service and distribution fees under this Plan to Columbia Management Distributors, Inc. (CMD) monthly, on the 20th day of each month or, if such day is not a business day, on the next business day thereafter.  No Fund shall pay, nor shall CMD be entitled to receive, any amount under this Plan if such payment would result in CMD receiving amounts in excess of those permitted by applicable law or by rules of the National Association of Securities Dealers, Inc.

III.                                 Use of Fees

CMD may pay part or all of the service and distribution fees it receives from a Fund as commissions to financial service firms that sell Fund shares or as reimbursements to financial service firms or other entities that provide shareholder services to record or beneficial owners of shares (including third-party administrators of qualified plans).  This provision does not obligate CMD to make any such payments nor limit the use that CMD may make of the fees it receives.

IV.                                 Reporting

CMD shall provide to the Trust’s Trustees, and the Trustees shall review, at least quarterly, reports setting forth all Plan expenditures, and the purposes for those expenditures.

V.                                     Other Payments Authorized

Payments by the Trust to CMD and its affiliates other than as set forth in Section I which may be indirect financing of distribution costs of Class A, Class B, or Class C shares are authorized by this Plan.

VI.                                 Effective Date

This Plan shall be effective on August 1, 2006.

VII.                             Continuation; Amendment; Termination

This Plan shall continue in effect with respect to Class A, Class B and Class C shares only so long as specifically approved for that class at least annually as provided in the Rule.  The Plan may not be amended to increase materially the service fee or distribution fee with respect to a class of shares without such shareholder approval as is required by the Rule and any applicable orders of the Securities and Exchange Commission, and all material amendments of the Plan must be approved in the manner described in the Rule.  The Plan may be terminated with respect to any class of shares at any time as provided in the Rule without payment of any penalty.  The continuance of the Plan shall be effective only if the selection and nomination of the Trust’s Trustees who are not interested persons (as defined under the Act) of the Trust is effected by such non-interested Trustees as required by the Rule.

Approved by the Trustees on July 18, 2006

By:	/s/ Robert E. Nason
Robert E. Nason
Chairman

APPENDIX I

Columbia Acorn Fund
Columbia Acorn International
Columbia Acorn USA
Columbia Acorn Select
Columbia Acorn International Select
Columbia Thermostat Fund

Dated August 1, 2006

I-1